SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Alchemical Capital Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Robert Papiri
Narayan Capital Funding Corp.
1560 Calais Drive
Miami, Florida  33141
(619) 615-4255
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2010
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following:  ☐

CUSIP NO. N/A

SCHEDULE 13D

1	NAME OF REPORT PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Narayan Capital Funding Corp. (E.I.N. 26-2613361)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 27,000 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 27,000 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 27,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. N/A

Item 1.   Security and Issuer.

This statement on Schedule 13D relates to the common stock (“Common Stock”) of Alchemical Capital Corp., a Florida corporation (the “Company”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The principal executive offices of the Company are located at 1001 Bayhill Drive, 2nd Floor, San Bruno, California  94066.

Item 2.   Identity and Background.

This statement is filed on behalf of Narayan Capital Funding Corp., a Florida corporation.  The address of the principal business and principal office of Narayan Capital Funding Corp. is 1560 Calais Drive, Miami, Florida 33141.  Narayan Capital Funding Corp. is a company that makes investments in other companies.

The name, business address, citizenship and present principal occupation of the officers, directors and shareholders of Narayan Capital Funding Corp. are the following:  (i) Robert Papiri, President, Secretary and Treasurer and a Director, and his business address is P.O. Box 433, Cupertino, California 95015.  Mr. Papiri is a citizen of the United States and his principal occupation is serving as a business consultant; and (ii) Tangiers Investors LP is the sole shareholder of Narayan Capital Funding Corp. and its business address is P.O. Box 433, Cupertino, California 95015.

During the last five years, neither Narayan Capital Funding Corp., Tangiers Investors LP, Robert Papiri nor any principals of Narayan Capital Funding Corp. or Tangiers Investors LP has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

On April 21, 2010, Narayan Capital Funding Corp. consummated the acquisition of 99 percent (99%) of the issued and outstanding shares of common stock of the Company pursuant to that certain Share Purchase and Sale Agreement (the “Purchase Agreement”) dated April 21, 2010 among the Company, Narayan Capital Funding Corp., Narayan Capital Funding Corp. and Willowhuasca Wellness, Inc. for the purchase of 2,970,000 shares of common stock of the Company held by Narayan Capital Funding Corp. and Willowhuasca Wellness, Inc. for a cash payment of $30,000.  The description of the Purchase Agreement contained in this Schedule 13D is qualified in its entirety by reference to the Purchase Agreement, which is incorporated by reference to Exhibit 1 hereto.

Item 4.   Purpose of Transaction.

The purpose of the sale of the shares of the Company’s Common Stock by Narayan Capital Funding Corp. was to relinquish control of the Company, including a change in its business and management.  Basilio Chen was appointed as the sole officer and director of the Company on April 21, 2010 and replaced Robert Papiri, the existing sole officer and director.  The sale resulted in Advanced Water Technologies Inc. becoming the owner of 2,970,000 shares of the outstanding shares of common stock of the Company, or 99 percent (99%) of the issued and outstanding shares of common stock of the Company.

CUSIP NO. N/A

Any alternatives that Narayan Capital Funding Corp. may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations, and prospects of the Company, and general economic, financial market, and industry conditions.  Narayan Capital Funding Corp. intends to review the performance of its investments and consider or explore a variety of alternatives, including without limitation a change in the management and business of the Company and an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries.  Narayan Capital Funding Corp. reserves the right to act in concert with any other shareholders of the Company, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Company’s management, the Company’s Board of Directors, the Company’s shareholders and others, or take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4.  Notwithstanding anything to the contrary contained herein, Narayan Capital Funding Corp. specifically reserves the right to change its intention with respect to any or all of such matters.  Any alternatives that Narayan Capital Funding Corp. may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations, and prospects of the Company, and general economic, financial market, and industry conditions.

Other than as described above, Narayan Capital Funding Corp. does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above (although Narayan Capital Funding Corp. reserves the right to develop such plans).

Item 5.   Interest in Securities of the Issuer.

(a) and (b) As of April 21, 2010, 27,000 shares of Common Stock of the Company were issued to Narayan Capital Funding Corp., 3,000 shares of Common Stock of the Company were issued to Willowhuasca Wellness, Inc. and 2,970,000 shares of Common Stock of the Company were issued to Advanced Water Technologies Inc., which represent all of the issued and outstanding shares of Common Stock of the Company.  Mr. Papiri is the sole officer and director of Narayan Capital Funding Corp. and, as a result thereof, has the ability to vote all of the shares of Common Stock of the Company owned by Narayan Capital Funding Corp.

(c) Neither Narayan Capital Funding Corp. nor Mr. Papiri has effected any transaction in the Common Stock of the Company during the past 60 days.

(d) No other person is known by Narayan Capital Funding Corp. or Robert Papiri to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Narayan Capital Funding Corp.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between  Narayan Capital Funding Corp. or any person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

CUSIP NO. N/A

Item 7.   Material to be Filed as Exhibits.

EXHIBIT NO.	DESCRIPTION
10.1

Share Purchase and Sale Agreement dated April 21, 2010, by and among Alchemical Capital Corp., Advanced Water Technologies Inc., Narayan Capital Funding Corp. and Willowhuasca Wellness, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K of Alchemical Capital Corp. filed on April 23, 2010 with the Securities and Exchange Commission)

CUSIP NO. N/A

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2010

NARAYAN CAPITAL FUNDING CORP.

By:	/s/ Robert Papiri
Name:	Robert Papiri
Title:	President